May 15, 2019

Guy Bowker
Chief Financial Officer
Enstar Group LTD
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX, Bermuda

       Re: Enstar Group Limited
           Form 10-K for the fiscal year ended December 31, 2018
           Filed March 1, 2019
           File No. 001-33289

Dear Mr. Bowker:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2018

Notes to Consolidated Financial Statements
10. Losses and Loss Adjustment Expenses
Loss Development Information
Disclosures of Incurred and Paid Loss Development, IBNR, Claims Counts and
Payout
Percentages, page 182

1.     Please tell us how you reflect:

           commutations and buy-backs; and
           inter-company reinsurance that is eliminated in consolidation such as the "Starstone
           Intra-group cessions"

       for the periods presented within an accident year (or years in the case of 2008 and prior) in
 Guy Bowker
Enstar Group LTD
May 15, 2019
Page 2
         the incurred loss and cumulative paid loss and allocated loss adjustment expense, net of reinsurance tables. In your response also address the following:

             the reason for the significant decrease in the 2008 and prior accident years in the incurred loss and allocated loss adjustment expense, net of reinsurance table during the year of acquisition for Business Acquired and Contracts Incepting in the Year Ended
             December 31, 2010;
             the reason for the significant decrease in the 2008 and prior accident years in the incurred loss and allocated loss adjustment expense, net of reinsurance table from the year of acquisition through 2018 for Business Acquired and Contracts Incepting in the
             Year Ended December 31, 2011 and December 31, 2015;
             the reason the cumulative paid losses and allocated loss adjustment expenses, net of reinsurance decreases in the 2008 and prior accident years from 2013 to 2014 for
             Business Acquired and Contracts Incepting in the Year Ended December 31, 2011;
             and
             the reason Annual Percentage Payout of Incurred Losses since Year of Acquisition,
             Net of Reinsurance is shown in parentheses for certain years for the 2011 year of acquisition.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Jim Rosenberg at 202-551-3679 with any questions.



FirstName LastNameGuy Bowker                                   Sincerely,
Comapany NameEnstar Group LTD
                                                               Division of
Corporation Finance
May 15, 2019 Page 2                                            Office of
Healthcare & Insurance
FirstName LastName